Vote WITHHOLD on Election of Mark Zuckerberg to Board of Directors (Item 1), and FOR Proposals Four and Six at Facebook Inc. (NASDAQ:FB) Meeting Date: May 31, 2018

Dear fellow Facebook shareholder:

SumOfUs, an institutional shareholder of Facebook, urges you to vote WITHHOLD on the election of Mark Zuckerberg to the Board of Directors at the annual meeting of Facebook shareholders on May 31, 2018. We also encourage you to vote FOR Shareholder Proposals Four and Six, to appoint a Risk Oversight Committee and issue a Content Governance Report, respectively.

Facebook CEO Mark Zuckerberg has also held the role of Board Chair since 2012. We are asking you to withhold support from Zuckerberg's re-election to send a message that you support independent board leadership and more robust oversight of Facebook management. Over half of non-insider shareholders supported our 2017 shareholder proposal for an independent Board Chair at Facebook. In 2018 the case for independent board leadership is stronger than ever. While shareholders do not elect corporate management, we do elect members of the Board of Directors, and Zuckerberg should no longer hold both positions.

The lack of independent oversight of Zuckerberg by the Board of Directors has contributed to adverse developments at Facebook which have increased the company’s reputational risk1, legal risk2, regulatory risk3 and staff turnover4. The original motto for Facebook was “Move Fast and Break Things,” synonymous with Zuckerberg’s young leadership. But in the past two years, Facebook has broken more than the Internet--it has censored human rights activists5; facilitated the spread of fake news6; and undermined democratic processes in the United States7, United Kingdom8, and elsewhere. Zuckerberg has been apologizing to shareholders and stakeholders for well over a decade9 while using a dual-class share structure to control voting power that vastly exceeds his economic interest in Facebook.

In addition to voting WITHHOLD on the election of Mark Zuckerberg to the Board of Directors, we urge you to vote FOR the following Shareholder Proposals:

●	Proposal Four calls for the board to appoint a Risk Oversight Committee, the presence of which may have anticipated and mitigated today’s crisis.
●	Proposal Six calls for a report on how the company is managing content governance, including election interference, fake news, hate speech and online sexual harassment.

Leading proxy advisory firm Institutional Shareholder Services (ISS) recommends a WITHHOLD vote on the election of Mark Zuckerberg and a vote FOR Proposal Four and Proposal Six. ISS assigns a risk score of 10, its highest level of risk, to Facebook because of the board structure, executive compensation, and shareholder rights.

Sincerely,

Lisa Lindsley

lisa@sumofus.org

______________________

1 Kahn, Chris. "Americans Less Likely to Trust Facebook than Rivals on Personal Data: Reuters/Ipsos poll " Reuters. March 25, 2018. https://www.reuters.com/article/us-usa-facebook-poll/americans-less-likely-to-trust-facebook-than-rivals-on-personal-data-reuters-ipsos-poll-idUSKBN1H10K3.

2 Timberg, Craig, and Tony Romm. "Facebook May Have Violated FTC Privacy Deal, Say Former Federal Officials, Triggering Risk of Massive Fines." The Washington Post. March 18, 2018. https://www.washingtonpost.com/news/the-switch/wp/2018/03/18/facebook-may-have-violated-ftc-privacy-deal-say-former-federal-officials-triggering-risk-of-massive-fines/?utm_term=.63228e0a5e33.

3 Chee, Foo Yun. "EU Antitrust Official Sees More Scrutiny for Facebook, Others." Reuters. May 22, 2018. https://www.reuters.com/article/us-eu-technology-antitrust/eu-antitrust-official-sees-more-scrutiny-for-facebook-others-idUSKCN1IN1SA.

4 Grothaus, Michael. "Facebook Employees Are Starting to Abandon Ship over Ethical Concerns." Fast Company. April 09, 2018. https://www.fastcompany.com/40556100/facebook-employees-are-starting-to-abandon-ship-over-ethical-concerns.

5 Wong, Julia Carrie, Michael Safi, and Shaikh Azizur Rahman. "Facebook Bans Rohingya Group's Posts as Minority Faces 'ethnic Cleansing'." The Guardian. September 20, 2017. https://www.theguardian.com/technology/2017/sep/20/facebook-rohingya-muslims-myanmar.

6 Elgin, Ben, and Selina Wang. "Facebook's Battle Against Fake News Notches an Uneven Scorecard." Bloomberg.com. April 24, 2018. https://www.bloomberg.com/news/articles/2018-04-24/facebook-s-battle-against-fake-news-notches-an-uneven-scorecard.

7 Madrigal, Alexis C. "What Facebook Did to American Democracy." The Atlantic. October 12, 2017. Accessed May 22, 2018. https://www.theatlantic.com/technology/archive/2017/10/what-facebook-did/542502/.

8 Sherr, Ian. "EU Parliament Grills Facebook's Zuckerberg over Data Mining, Election Meddling." CNET. May 22, 2018. https://www.cnet.com/news/mark-zuckerberg-gets-grilled-by-eu-over-data-mining-election-meddling/.

9 Fowler, Geoffrey A., and Chiqui Esteban. "Analysis: 14 Years of Mark Zuckerberg Saying Sorry, Not Sorry." The Washington Post. April 9, 2018. https://www.washingtonpost.com/graphics/2018/business/facebook-zuckerberg-apologies/?utm_term=.b187ac7b9dc1.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.